WillScot Corporation

901 S. Bond St., Suite 600

Baltimore, MD 21231

November 21, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:       Kevin Stertzel

Anne McConnell

Sherry Haywood

Amanda Ravitz

Re:          WillScot Corporation

Registration Statement on Form S-3 (File No. 333-227480)

Ladies and Gentlemen:

On behalf of WillScot Corporation (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, that the effective time of the Registration Statement on Form S-3 (File No. 333-227480) (the “Registration Statement”) of the Company be accelerated to 10:00 a.m. on Tuesday, November 27, 2018, or as soon as practicable thereafter. The Company respectfully requests that you notify William F. Schwitter of such effectiveness by a telephone call to (212) 610-6462.

Please contact William F. Schwitter at Allen & Overy LLP at (212) 610-6462 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

WILLSCOT CORPORATION

By:
		Name:	Bradley L. Bacon
		Title:	Vice President, General Counsel & Corporate Secretary

cc: William F. Schwitter, Esq.